                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 10SB
                         Amendment No. 1

            GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                     GREEN FUSION CORPORATION
                     ------------------------
       (Exact name of Company as specified in its charter)


NEVADA                                               52-2202446
------                                               ----------
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                       Identification No.)


6320 S. Sandhill Road, Suite #10
Las Vegas, Nevada                                    89120
-----------------                                    -----
(Address of principal executive offices)             (Zip Code)


Registrant's telephone number, including area code:  (702) 521-1919


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered
-------------------                       ------------------------------

None                                      None


Securities to be registered pursuant to Section 12(g) of the Act:

            Common Shares, par value $0.001 per share
            -----------------------------------------
                         (Title of class)

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                        TABLE OF CONTENTS

                                                                 Page

COVER PAGE .....................................................    1

TABLE OF CONTENTS ..............................................    2

PART I .........................................................    3

DESCRIPTION OF BUSINESS ........................................    3

DESCRIPTION OF PROPERTY ........................................    9

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES ........    9

REMUNERATION OF DIRECTORS AND OFFICERS .........................   10

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS ...   10

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS ......   11

DESCRIPTION OF SECURITIES ......................................   11

PART II ........................................................   13

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
     COMMON EQUITY AND OTHER STOCKHOLDER MATTERS ...............   13

LEGAL PROCEEDINGS ..............................................   14

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ..................   14

RECENT SALES OF UNREGISTERED SECURITIES ........................   14

INDEMNIFICATION OF DIRECTORS AND OFFICERS ......................   15

PART F/S .......................................................   17

FINANCIAL STATEMENTS ...........................................  F-1

PART III .......................................................   18

INDEX TO EXHIBITS ..............................................   18

SIGNATURES .....................................................   19

                                2


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                              PART I


The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business

Organization

Green Fusion Corporation was incorporated as a Nevada Corporation on March 5, 1998.

Business

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties. The Company has an interest in the properties described below. The Company has completed an initial exploration program on its properties and intends to carry out additional exploration work in order to ascertain whether these properties possess commercially viable quantities of uranium ore. There can be no assurance that a commercially exploitable mineral deposit, or reserve, exists on the Company's properties until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

Green Fusion Properties

The Company is the owner of two mineral claims in the Smith Bay region of the Province of Saskatchewan. The Company is also the owner of an option to purchase a third mineral claim which is also in the Smith Bay region of the Province of Saskatchewan. The mineral claims are contiguous and are referred to as the "Green Fusion Properties".

1.  Owned Properties

The Company is the owner of a 100% interest of two mineral claims encompassing 12,330 acres in the vicinity of the Le Drew Lake Property in the Smith Bay region of the Province of Saskatchewan, Canada. These mineral claims are registered with the Province of Saskatchewan as mineral claims Nos. S106084 and S106085. The Company acquired its interest in each of the claims by staking. Mineral claim no. S106084 covers 4,349 acres and mineral claim no. S106085 covers 7,981 acres.

2.  Property Option Agreement

The Company has acquired an option (the "Option") to acquire a 100% interest in mineral claim No. S105984 (the "Option Property") covering 1,235 acres situated in the Province of Saskatchewan, Canada. The Company acquired the Option pursuant to an agreement made as of April 6, 1998 (the "Option Agreement") between the Company and Michael Lederhouse, of P.O. Box 202, La Ronge, Saskatchewan, and Carl Service of 34 Moxon Crescent, Saskatoon, Saskatchewan (the "Optionors"). The Company paid to the Optionors the amount of $6,000 CDN on execution of the Option Agreement.

The Option is exercisable by the Company:

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1.	paying the Optionors the sum of $6,000 CDN (which amount has been paid)

2.	paying the Optionors an additional $12,000 CDN as follows:

(a)	$6,000 on or before April 6, 1999 (which amount has been
paid); and

(b)	$6,000 on or before April 6, 2000;

3.	allotting and issuing to the Optionors a total of 50,000 fully paid and non-assessable common shares in the capital of the Company upon execution of the Option Agreement (the "Property
Shares").

The Company has completed the payment to the Optionors of $6,000 CDN due upon execution of the Option Agreement and the payment to the Optionors of the $6,000 CDN due on or before April 6, 1999. The Company has also issued the Property Shares to the Optionors. The Property Shares are held in escrow pursuant to an escrow agreement entered into between the Company, the Optionors and O'Neill Ritchie Taylor Law Corporation (the "Escrow Agreement"), in accordance with the policies of the Saskatchewan Securities Commission. The shares will be released from escrow automatically over a three year period, with 30% of the shares released on the first anniversary of execution of the agreement, 30% of the shares released on the second anniversary of the
agreement and 40% on the third anniversary of the agreement.   A total
of 15,000 shares of the Company's common stock has been released to the Optionors effective as of April 6, 1999 in accordance with this release schedule.

The Company has also agreed to pay to the Optionors a royalty equal to 1% of net smelter returns earned from the Option Property. The net smelter royalty is defined as the gross proceeds received by the Company from the sale of any ore from the mining of the Option Property, less costs of transportation, refining and applicable taxes.

The Company's interest in the Option Property is limited to an option to acquire a 100% interest in the Option Property. If the Company fails to make any required payment under the Option Agreement, the Option will terminate and the Company will have no further rights to the Option Property. If the Company exercises the Option, then the Company will become the owner of a 100% interest in the Option Property, subject to the 1% net smelter royalty.

A copy of the Option Agreement is attached to this Registration Statement and is made a part of this Registration Statement by reference. The information provided in this Registration Statement with respect to the Option Agreement is qualified in its entirety by reference to the complete text of the agreement.

Location of the Green Fusion Properties

The Green Fusion Properties are located in the Province of Saskatchewan, Canada approximately 15 km (9 mi) northwest of Wollaston Lake and 35km (21 mi) northeast of Points North, Saskatchewan. They are situated about 30 km (18 mi) north of four known uranium deposits (McLean Lake, Rabbit Lake, Collins Bay and Eagle Point). Points North is a staging area containing an air strip, accommodation, dining

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facilities, aircraft and fuel and may be reached by an all weather road from the south. The property may be reached by ski or float equipped aircraft or helicopter from Points North.

A copy of a map showing the location and accessibility of the Green Lake Properties is attached to this Registration Statement as an Exhibit.

1998 Work Program

The Company expended approximately $31,777 U.S. to complete a work program on the properties consisting of sampling, mapping and analysis in September, 1998.

Geological Report

The Company has obtained a geological report based on the work program completed by the Company on the Green Fusion Properties in September,1998. The Geological Report was prepared by Mr. Steven Earle, PhD, P.Geo of 696 Western Acres Road, Nanaimo, British Columbia, Canada (the "Geological Report"). The Geological Report summarizes the results of the geological survey carried out by the Company on the Green Fusion Properties. The geological survey consisted of the collection and analysis of 124 samples collected from the Green Fusion Properties in September, 1998.

The Geological Report concluded that the geology of the Green Fusion Properties may be indicative of uranium mineralization based the existence of uranium and lead anomalies on the Green Fusion Properties. The presence of these geological features indicates the mineralization of the Green Fusion Properties may be consistent with the geology of other uranium deposits in the Athabasca Basin area of the Province of Saskatchewan.

The Geological Report recommended a further follow-up geological work program in order to further assess the prospect of uranium mineralization of the Green Fusion Properties. The recommended geological program would include a sampling program in which a total of approximately 150 additional samples, assuming sample spacing of 100 meters, would be collected from the Green Fusion Properties at
locations identified in the geological report.   The Geological Report
also recommended the types of geological testing to be completed on the samples collected. The Company is considering undertaking the program during the 2000 summer exploration period.

Plan of Operation

The Company has decided to proceed with the exploration program on the Green Fusion Properties as recommended by the Geological Report, provided the Company can achieve additional financing. The Company anticipates that proceeding with exploration program will cost approximately $50,000. The Company will assess whether to proceed with further exploration programs upon completion of the exploration program and an evaluation of the results.

The Company had cash on hand in the amount of $32,793 as of January 5, 2000. The Company will require additional financing to enable the Company to complete the exploration program. The Company will also require additional financing in order to meet its obligations for the next twelve month period, including payment of the remaining $6,000 payment due on the Option Property by April 6, 2000, and payment of the

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legal and accounting expense of complying with its obligations as a reporting issuer under the Securities Exchange Act of 1934.

The Company will also require additional funding in the event that the Company determines to proceed with additional exploration programs beyond the exploration program recommended in the Geological Report. The Company anticipates that the cost of any additional exploration program would be in excess of the projected cash reserves of the Company upon completion of the exploration program recommended in the Geological Report.

The Company anticipates that additional funding will be in the form of equity financing from the sale of the Company's common stock. There is no assurance that the Company will be able to achieve additional sales of its common stock sufficient to fund the planned exploration program, the remaining payment on the Option Property and any additional exploration programs. The Company believes that debt financing will not be an alternative for funding additional exploration programs. The Company does not have any arrangements in place for equity financing.

The Company may consider bringing in a joint venture partner for the Green Fusion Properties if it is unable to achieve sufficient funding by itself to proceed with the planned exploration programs. The Company does not have any arrangements in place with any potential joint venture partner.

Employees

As of January 5, 2000, the Company had no employees, other than its officers.

The Company's two officers are Mr. Logan Anderson, who is President and a director of the Company, and Mr. Howard Thomson, who is Secretary and Treasurer and a director of the Company. Each of Mr. Anderson and Mr. Thomson provides their services on a part-time basis as required for the business of the Company. Mr. Anderson presently commits approximately 5% of his business time to the business of the Company. Mr. Thomson presently commits approximately 5% of his business time to the business of the Company.

The Company presently does not pay to Mr. Anderson any salary or consulting fee. The Company presently does not pay to Mr. Thomson any
salary or consulting fee.    The Company anticipates that the
compensation payable to Mr. Anderson and Mr. Thomson will be increased in the event that the Company decides to proceed with additional exploration programs beyond the geological work program recommended in the Geological Report.

The Company does not pay to its directors any compensation for each director serving as a director on the Company's board of directors.

The Company conducts its business through agreements with consultants and arms-length third-parties.

Marketability of Discovered Minerals

Even if commercial quantities of ore are discovered, there can be no assurance that a ready market will exist for its sale. Numerous factors beyond the control of the Company may affect the marketability of any

                                6

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substances discovered.  These factors include market
fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Compliance with Government Regulation

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of Saskatchewan. In addition, production of minerals in the Province of Saskatchewan will require prior approval of applicable governmental regulatory agencies. There can be no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known in advance.

During the exploration phase of the Green Fusion Properties, the Company will be subject to regulation by the Province of Saskatchewan.
 The Company has budgeted for regulatory compliance costs in the proposed work program recommended by the Geological Report. The Company will have to sustain the cost of reclamation and environmental mediation for all exploration (and development) work undertaken. The amount of these costs is not known at this time as the Company does not know the extent of the exploration program it will undertake, beyond completion of the recommended work program, or if it will enter into production on the Green Fusion Properties. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on the Company, its earnings or competitive position in the event a potentially-economic deposit is discovered.

If the Company enters the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

*	Water discharge will have to meet drinking water standards;

*	Dust generation will have to be minimal or otherwise re-mediated;

*	Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;

*	An assessment of all material to be left on the surface will need to be environmentally benign;

*	Ground water will have to be monitored for any potential
contaminants;

*	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

*	There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

                                7

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Exploration Risk

Exploration for minerals is a very speculative venture, necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

The Company cannot give any assurance as to what would be considered a "commercial quantity" of ore for the Green Fusion Properties. A "commercial quantity" of ore is a quantity of ore which is sufficient to economically justify commercial exploitation. In determining whether a body of ore economically justifies exploitation, the Company will assess those factors which impact on the economics of production of the Green Fusion Properties, including prevailing mineral prices, the concentration of minerals within the ore, cost of mining and production, costs of money, costs of environmental compliance and general economic conditions.

No Known Bodies of Ore

There are no known bodies of ore in the Company's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of finding ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The main source of future funds presently available to the Company is through the sale of equity capital. The only reasonable alternative for the financing of further exploration would be through the offering of an interest in the Company's properties, a arrangement that is not presently contemplated.

Research and Development Expenditures

The Company has incurred exploration costs in the amount of $31,777 in connection with the exploration of the Green Fusion Properties since its incorporation on March 5, 1998.

Subsidiaries

The Company has no subsidiaries.

Patents and Trademarks

The Company does not own, either legally or beneficially, any patent or trademark.

                                8

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Item 7.  Description of Property

The Company is the owner of a 100% interest of two mineral claims, No. S106084 and No. S106085, encompassing 12,330 acres in the vicinity of the Le Drew Lake Property in the Province of Saskatchewan, Canada, each as described in Item 6 - "Description of Business" of Part I of this Registration Statement. Mineral Claim No. S106084 covers 4,349 acres and Mineral Claim No. 106085 covers 7,981 acres.

The Company has an option to acquire a 100% interest in the Option Property, as described in detail in Item 6 - "Description of Business" of Part I of this Registration Statement under "Option Agreement".

The Company does not own or lease any property other than its interest in the Green Fusion Properties.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information.

Name                         Age        Office(s) Held
----                         ---        --------------

Logan Anderson                44        Director and President

Howard Thomson                52        Director, Secretary and Treasurer

Logan B. Anderson is a director of the Company and is the President of the Company. Mr. Anderson has been the President and a director of the Company since March 5, 1998. Mr. Anderson is a graduate of Otago University, New Zealand, with a Bachelor's Degree of Commerce in Accounting and Economics (1977). He is an Associated Chartered Accountant (New Zealand) and was employed by Coopers & Lybrand in New Zealand (1977-1980) and Canada (1980-1982). From 1982 to 1992, Mr.
Anderson was Comptroller of Cohart Management Group, Inc., a management service company which was responsible for the management of a number of private and public companies. Mr. Anderson has been Principal and President of Amteck Financial Services Company, a financial consulting service company since 1993. Mr. Anderson has been an officer and director of a number of private and public companies in the past 12 years, including PLC Systems, Inc. and 3D-Systems Inc. Mr. Anderson is also a director and the president of Worldbid Corporation, a public company that has developed and operates a business trade Internet website.

Howard Thomson is a director of the Company and is the Secretary and Treasurer of the Company. Mr. Thomson has been the Secretary and Treasurer and a director of the Company since May 31, 1998. Mr. Thomson was employed from 1981 to 1998 in senior management positions with the Bank of Montreal, including 5 years as Branch Manager, 4 years as Regional Marketing Manager and 5 years as Senior Private Banker.
Mr. Thomson retired from the Bank of Montreal in 1998. Mr. Thomson resided in London, England prior to joining the Bank of Montreal and was employed by the National Westminster Bank in England for 13 years.
 Mr. Thomson is also a director of Skinvisible, Inc., a public company that has developed and is marketing an anti-bacterial skin care product and the whose common stock is traded on the OTC Bulletin Board.

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Terms of Office

Directors of the Company are appointed for a one year term to hold office until the next annual general meeting of the holders of the Company's Common Stock or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the Company's board of directors.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid officers and directors for its fiscal year ended
December 31, 1999.    No other compensation was paid or will be paid to
any such officer or directors other than the cash compensation set forth below. See Item 6. "Business - Employees".

                     Summary Compensation Table

Name of Individual or         Capacities in which         Aggregate
Identity of Group             Remuneration was Received   Remuneration
---------------------         -------------------------   ------------

Logan Anderson                Director and President      NIL

Howard Thomson                Director and Secretary      NIL
                              Treasurer

Officers and Directors        Directors and Officers      NIL
of the Company as a Group


The Company presently does not pay any salary or fee to either Mr. Anderson or Mr. Thomson. See Item 6 - "Description of Business -
Employees".


Item 10.  Security Ownership of Management and Certain Security Holders

The following table sets forth, as of January 5, 2000, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                   Name and address      Number of Shares   Percentage of
Title of class     of beneficial owner   of Common Stock    Common Stock(1)
--------------     -------------------   ----------------   ---------------

Common Stock       Logan Anderson        700,000             27.3%
                   Director, President

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Common Stock       Howard Thomson        100,000              3.9%
                   Director, Secretary
                   and Treasurer

Common Stock       Harold C. Moll        700,000             27.3%
                   Lacovia Condominium
                   Seven Mile Beach
                   Grand Cayman, BWI

Common Stock       All Officers          800,000	       31.2%
                   and Directors as a
                   Group (2 persons)
---------------------------------------------------------------------------
(1)	Based on 2,565,000 shares of Common Stock of the Company issued and outstanding on January 5, 2000


Item 11.  Interest of Management and Others in Certain Transactions

Except as disclosed below, none of the following parties since the date of the Company's incorporation has had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that, in either case, has or will materially affect the Company.

*     Director or officer of the Company;
*     Proposed nominee for election as a director of the Company;
* Person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company;
*     Promoter of the Company;
*     Relative or spouse of any of the foregoing persons.

Item 12.  Description of Securities

Common Stock

The Company's authorized capital consists of 100,000,000 common shares par value $0.001 of Common Stock, of which 2,565,000 are issued and outstanding as of January 5, 2000.

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. There is no right to cumulate votes for the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all

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debts and other liabilities, subject to the rights of
the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Warrants

The Company does not have any outstanding warrants to purchase the securities of the Company.

Options

The Company does not have any outstanding options to purchase the securities of the Company. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

                                12

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                              PART II


Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Stockholder Matters

No Present Public Market

There is no present public market for the Company's Common Stock. The Company anticipates applying for a listing on the OTC Bulletin Board. There can be no assurance that a public market will materialize.

Holders of Common Stock

As of the date of this registration statement, there were thirty-seven
(37) registered shareholders of the Company's common stock.

Rule 144 Shares

A total of 1,550,000 shares of the Company's common stock will be available for resale to the public after March 31, 2000 in accordance with the volume and trading limitations of Rule 144. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of the Company's common stock for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	1% of the number of shares of the Company's common stock then outstanding which will equal approximately 25,650 shares as of the date of this registration statement; or

2.	the average weekly trading volume of the Company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Under Rule 144(k), a person who is not one of the Company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owned other than an affiliate, is entitled to sell shares without complying with the manner of sale, public information volume limitation or notice provisions of Rule 144. Of the 1,550,000 shares which may be sold pursuant to Rule 144, a total of 50,000 shares are held by persons who are not the Company's affiliates as of the date of this Registration Statement.

Registration Rights

The Company has not granted registration rights to any persons.

                                13

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Dividends

The Company has not declared any dividends since its incorporation in March, 1998. There are no dividend restrictions that limit the Company's ability to pay dividends on its common stock in its Articles of Incorporation or Bylaws. The Company's governing statute, Chapter 78 - "Private Corporations" of the Nevada Revised Statutes (the "NRS"), does provide limitations on the Company's ability to declare dividends.
 Section 78.288 of Chapter 78 of the NRS prohibits the Company from declaring dividends where, after giving effect to the distribution of the dividend:

1. 	the Company would not be able to pay its debts as they become due in the usual course of business; or

2. 	the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution. (except as otherwise specifically allowed by the Company's articles of incorporation).

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in March 8, 1998

Item 4.  Recent Sales of Unregistered Securities

The Company completed an offering of 1,550,000 common shares at a price of $0.005 per share on March 31, 1999 pursuant to Section 4(2) of the Securities Act of 1933. All of these shares were sold to directors, officers and key advisors to the Company, and are "restricted shares" within the meaning of the Securities Act of 1933.

The Company issued 50,000 shares of its common stock on April 6, 1998 to Mr. Carl Service pursuant to Section 4(2) of the Securities Act of 1933. The shares were issued to Mr. Service in accordance with the Company's obligations under the Option Agreement. See Item 6 - "Description of Business" of Part I of this Registration Statement. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. All of these shares are "restricted shares" within the meaning of the Securities Act of 1933.

The Company completed an offering of 700,000 common shares at a price of $0.05 per share on June 30, 1998 to a total of five (5) investors, each of which investors was known to the officers and directors of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act on the basis that (i) the offering was for an offering of stock less than $1,000,000, in the aggregate; (ii) the Company had a specific business plan at the time of the offering, being the exploration of the Green Fusion Properties; (iii)

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the Company was not subject to the reporting requirements of the
Securities and Exchange Act of 1934 at the time of the offering. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia. All purchasers had adequate access to sufficient information about the Company to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

The Company completed an offering of 265,000 common shares at a price of $0.20 per share on October 15, 1998 to a total of twenty eight (28) investors, each of which investors was known to the officers and directors of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act on the basis that (i) the offering was for an offering of stock less than $1,000,000, in the aggregate; (ii) the Company had a specific business plan at the time of the offering, being the exploration of the Green Fusion Properties; (iii) the Company was not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offering. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia. All purchasers had adequate access to sufficient information about the Company to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a wilful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) wilful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                             PART F/S
                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1.	Audited financial statements for the periods ending December 31,
1998 and 1999, including:

(a)	Balance Sheet;

(b)	Statement of Operations and Accumulated Deficit;

(c)	Statement of Changes in Stockholders' Equity;

(d)	Statement of Cash Flows;

(e)	Notes to Financial Statements.

                     GREEN FUSION CORPORATION

                       FINANCIAL STATEMENTS

                    DECEMBER 31, 1999 and 1998

                               WITH
               INDEPENDENT AUDITOR'S REPORT THEREON

                  INDEX TO FINANCIAL STATEMENTS
                  -----------------------------

                                                       Page
                                                       ----

Independent Auditor's Report .........................  1

Financial Statements:

  Balance Sheet ......................................  2

  Statements of Operations
    and Accumulated Deficit ..........................  3

  Statements of Changes in Stockholders' Equity ......  4

  Statements of Cash Flows ...........................  5

  Notes to Financial Statements ......................  6-8

Supplemental Statement:

Statements of Operating Expenses .....................  10

                  INDEPENDENT AUDITORS' REPORT
                  ----------------------------


To the Board of Directors
Green Fusion Corporation

We have audited the accompanying balance sheets of Green Fusion Corporation, ("GFC"), a development stage company, as of December 31,1999 and 1998, and the related statements of operations and accumulated deficit, changes in stockholders' equity, and statement of cash flows for the year ended December 31, 1999 and the period ended December 31, 1998. These financial statements are the responsibility of GFC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Fusion Corporation as of December 31, 1999 and 1998, and the results of its operations, changes in stockholders' equity and cash flows for the year ended December 31, 1999 and the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental statements of operating expenses are presented for the purposes of additional analysis and is not a required part of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sarna & Company
Westlake Village, California
February 16, 1999

                     GREEN FUSION CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                           BALANCE SHEET

                               ASSETS

                                                    DECEMBER 31
                                                    -----------

                                               1999             1998
                                               ----             ----
Current Assets
  Cash                                     $ 28,865         $ 40,633
  Prepaid Acquisition Costs                   1,800            1,800
    Total Current Assets                   $ 30,665         $ 42,433
                                           --------         --------

Mineral Rights and Development Costs         40,477           38,477


Other Asset - Capitalized Start-Up Costs     15,248           15,248
                                           --------         --------
TOTAL ASSETS                               $ 86,390         $ 96,158
                                           ========         ========


                 LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
  Accounts Payable and Accrued Expenses    $  2,160         $  6,034
                                           --------         --------

    Total Current Liabilities              $  2,160         $  6,034
                                           --------         --------

Stockholders' Equity
  Common Stock, $0.001 par value
    100,000,000 shares authorized,
    2,565,000 shares issued                $  2,565         $  2,565
  Additional Paid in Capital                 89,485           89,485
  Accumulated deficit                        <7,820>          <1,926>
                                           --------         --------
    Total Stockholders' Equity             $ 84,230           90,124
                                           --------         --------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                       $ 86,390           96,158
                                           ========          =======


                See Notes to Financial Statements
                                2

                    GREEN FUSION CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
         STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT


                                                    DECEMBER 31
                                                    -----------

                                               1999             1998
                                               ----             ----
Revenues                                  $       0        $       0

Operating Expenses                           <5,894>          <1,926>
                                          ---------        ---------

Loss Before Provision for                 $  <5,894>       $  <1,926>
  Income Taxes

Provision for Income Taxes                       <0>              <0>
                                          ---------        ---------

Net Loss                                  $  <5,894>       $   1,926

Deficit, Inception
  of Period                                  <1,926>              <0>
                                          ---------        ---------

Accumulated Deficit, End of Period        $  <7,820>       $  <1,926>
                                          =========        =========

Net Loss per Share                        $   <0.00>       $   <0.00>
                                          =========        =========

Weighted Average Shares Outstanding       2,025,000        2,025,000
                                          =========        =========

                 See Notes to Financial Statements
                                3

                    GREEN FUSION CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEAR ENDED DECEMBER 31, 1999

                        Common Stock     Additional Accumulated Total
                                 Dollar  Paid in    Deficit     Stock
                                                                holders'
                        Shares   Amount  Capital                Equity
                       -------   ------  -------    ---------  --------

Inception                 ----   $ ----  $  ----    $    ----  $   ----
  March 5, 1998


Common Stock Issued
  Commencement of
  Operations
  $0.001 per share
  March 30, 1998     1,550,000    1,550     ----         ----     1,550


Common Stock Issued
  in Exchange for
  Assets
  $0.05 per share
  April 6, 1998         50,000       50    2,450         ----     2,500


Common Stock Issued
  First Offering
  $0.05 per share
  June 30, 1998        700,000      700   34,300         ----    35,000


Common Stock Issued
  Second Offering
  $.20 per share
  July 28, 1998        265,000      265   52,735         ----    53,000


Net Loss
  Period Ended
    December 31, 1998     ----     ----     ----       (1,926)   (1,926)
                     ---------  ------- --------     --------  --------

Balances             2,565,000  $ 2,565 $ 89,485     $ <1,926> $ 90,124
  December 31, 1998

Net Loss
  Period Ended
  December 31, 1999       ----     ----     ----       <5,894>   <5,894>
                     --------- -------- --------     --------  --------

Balances
  December 31, 1999  2,565,000 $  2,565 $ 89,485     $ <7,820> $ 84,230
                     ========= ======== ========     ========  ========

                See Notes to Financial Statements
                                4

                    GREEN FUSION CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CASH FLOWS


                                                    DECEMBER 31
                                                    -----------


Cash Flows from Operating Activities:          1999             1998
                                               ----             ----

Net Loss                                    $<5,894>        $ <1,926>
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities
  <Increase> Decrease in:
   Prepaid Acquisition Costs                      0           <1,800>
   Other Asset                                    0          <15,248>
  Increase <Decrease> in:
    Accounts Payable and
      Accrued Expenses                       <3,874>           6,034
                                            -------

        Net Cash Used by
          Operating Activities              $<9,768>        $<12,940>
                                            -------         --------

Cash Flows from Investing Activities:

Purchase of Mineral Rights                  $<2,000>        $ <6,700>
                                            -------         --------
Mineral Right Development Costs                   0          <31,777>

    Net Cash Used by Investing Activities   $<2,000>        $<38,477>
                                            -------         --------

Cash Flows from Financing Activities:

 Net Proceeds from the Issuance of
  Common Stock                              $     0         $ 92,050
                                            -------         --------

 Net Cash Provided by Financing Activities  $     0         $ 92,050
                                            -------         --------

Net Increase in Cash                        <11,768>          40,633

Cash at Beginning of Period                  40,633                0
                                           --------         --------

Cash at End of Period                      $ 28,865         $ 40,633
                                           ========         ========

                See Notes to Financial Statements
                                5

                    GREEN FUSION CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

General
-------

Green Fusion Corporation ("GFC") was incorporated on March 5,
1998 in the state of Nevada. The Company acquires and develops certain mineral rights in Canada.

Basis of Presentation
---------------------

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates
----------------

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Development Stage Company
-------------------------

GFC meets the guidelines of SFAS No. 7 and as such is classified as a development stage company.

Pro Forma Compensation Expense
------------------------------

GFC accounts for costs of stock-based compensation in accordance with APB No. 25, "Accounting for Stock Based Compensation" instead of the fair value based method in SFAS No. 123. No stock options have been issued by GFC. Accordingly, no pro forma compensation expense is reported in these financial statements.

                     GREEN FUSION CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
             NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------

Mineral Rights
--------------
Mineral rights and related development costs are stated at historical cost.

Depreciation, Amortization and Capitalization
---------------------------------------------
The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).
Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes
------------
The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments
-----------------------------------
Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

                     GREEN FUSION CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
             NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------

Per Share Information
---------------------
The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

NOTE 2 - PROVISION FOR INCOME TAXES
-----------------------------------

The provision for income taxes for the period ended December 31, 1999 represents the minimum state income tax expense of the Company, which is not considered significant.

NOTE 3 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

Operating Leases
----------------
The Company currently rents administrative office space under a monthly renewable contract.

Litigation
----------
The Company is not presently involved in any litigation.

                      SUPPLEMENTAL STATEMENT

                     GREEN FUSION CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF OPERATING EXPENSES




                                       DECEMBER 31
                                       -----------

Operating Expenses                   1999          1998
                                     ----          ----

Professional Fees                $  5,848      $      0
Supplies                               46             0
Bank and Other Charges                  0           376
Management Fees                         0         1,550
                                 --------      --------


  Total Operating Expenses      $   5,894      $  1,926
                                =========      ========


                See Notes to Financial Statements
                                10

                             PART III

                         INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

3.1         Articles of Incorporation

3.2         Bylaws of the Company

10.1 Option Agreement dated April 6, 1998 between the Company, Michael Lederhouse and Carl Service

27.1	      Map Showing Location and Accessibility of the Green Lake
            Properties

                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


GREEN FUSION CORPORATION

Date:	April 14, 2000

      /s/ Logan Anderson
By:   _____________________________

      LOGAN ANDERSON
      Director and President